Exhibit 99.8

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-273541 on Form F-10, and to the use of our report dated September 3, 2025, relating to the financial statements of New Pacific Metals Corp. appearing in this Annual Report on Form 40-F for the year ended June 30, 2025.

/s/ Deloitte LLP

Chartered Professional Accountants
Vancouver, Canada
September 15, 2025